Form C

Cover Page

Name of issuer:

Traq365 Corporation

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: FL

Date of organization: 11/5/2018

Physical address of issuer:

701 SE 21st Avenue
#104
Deerfield Beach FL 33441

Website of issuer:

http://www.traq365.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

100,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $100,000; interests will be sold in increments of $1; each investment is convertible to one share of stock as described under Item 13.

described under Item 13.

Target offering amount:

$100,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,070,000.00

Deadline to reach the target offering amount:

4/30/2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$153,245.00	$202,107.00
Cash & Cash Equivalents:	$19,996.00	$202,107.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$74,085.00	$33,733.00
Long-term Debt:	$1,001,247.00	$495,733.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($618,504.00)	($336,506.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Traq365 Corporation

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Adam Rubenstein	CEO	Traq365 Corporation	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Adam Rubenstein	CEO	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Adam Rubenstein	3000000.0 Common	60.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

An investment in the Securities contains a high degree of risk. In addition to the other information contained in, or incorporated by reference into, these Risk Factors, you should carefully consider the risks described below before deciding whether to invest in the Securities. If any of the events described below actually occurs, or if additional risks and uncertainties not presently known to us or that we do not currently believe to be important to investors, materialize, our business, results of operations or financial condition would likely suffer. In such an event, the value of the Securities could decline and you could lose all or part of your investment.

We have no operating history, and as our costs increase, we may not be able to generate sufficient revenue to achieve and sustain profitability.

We were formed effective as of November 5, 2018 and are currently in the development stage of our proprietary software as a service platform (our SaaS). Although Adam Rubenstein, Chris Rice and Peter Rice, our three owners as of the effective date of these Risk Factors (collectively, the Principals), have experience relevant to our strategy, we have no operating history upon which you can base your prediction of our future success or failure. Accordingly, an investment in the Securities is subject to all of the risks regularly involved in an early stage business venture. You should be aware of the problems, delays, expenses and difficulties experienced by companies in their early stages, especially those involved in SaaS industry, including unanticipated issues and costs relating to technology development, intellectual property, personnel, market conditions and competition. Many of these factors are beyond our control, and the materialization of these risks or factors could materially and adversely affect our operations, and as a result, the value of and your return on your investment in us.

Because we are in the development stage, we will not earn any revenues, and expect to incur net losses for the foreseeable future. We expect our operating expenses to increase significantly as we increase our development efforts. If our development efforts fail, or if they are successful but we are unable to bring our SaaS to market or to do so efficiently or otherwise successfully, then we may be unable to achieve profitability, or if we achieve profitability, to sustain it. As a result, we would continue to generate losses and our financial condition would suffer.

Additionally, we currently have limited cash flows. The amounts raised pursuant to this Offering may be insufficient to fund our cash needs, and in the event of a shortfall, we may be unable to raise additional cash, whether as an equity raise or otherwise, which would have a material and adverse effect on our operations and our ability to execute our strategy.

We intend to develop the SaaS, the success of which cannot be guaranteed. If our development efforts fail, we will be unable to execute our strategy, which would have a material and adverse effect on our financial success and your investment in us.

We expect to utilize the proceeds of this Offering to continue the development of our SaaS, among other things. We may face difficulties or delays in further developing our SaaS, including as a result of unanticipated costs or third party intellectual property rights. Even if we develop our SaaS, it may not perform as effectively as we expect, or we may be unable to execute our marketing strategy and achieve market acceptance as a result. Any of the foregoing would materially and adversely affect our results of operations and the value of your investment in us.

We may not receive significant revenue from our current development efforts for several years, if at all.

Developing our SaaS is expensive and the investment in such technological development often involves a long return on investment cycle. We have made and expect to continue to make significant investments in development and related opportunities. Accelerated product introductions and short product life cycles require high levels of expenditures that could adversely affect our operating results if not offset by revenue establishment and increases. We believe that we must continue to dedicate significant resources to our development efforts to establish and thereafter maintain and improve our competitive position. However, we may not receive significant revenue from these investments for several years, if at all.

Real or perceived errors, failures or bugs in the SaaS could adversely affect our business, results of operations, financial condition, and growth prospects.

The SaaS is complex, and therefore, undetected errors, failures or bugs may occur. Despite testing by us, errors, failures or bugs may not be found until our platform is used by our customers. Real or perceived errors, failures or bugs in our products could result in negative publicity, loss of or delay in market acceptance of the SaaS, weakening of our competitive position, claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend significant additional resources in order to help correct the problem. We expect to experience from time to time errors, failures and bugs in the SaaS and, we may be unable to mitigate or correct future errors, failures or bugs in a quick or cost-effective manner. Any errors, failures or bugs in the SaaS could impair our ability to attract new customers, retain existing customers or expand their use of our platform, which would adversely affect our business, results of operations, and financial condition.

Incorrect or improper implementation or use of the SaaS could result in customer dissatisfaction and materially and adversely affect our business, results of operations, financial condition, and growth prospects.

While we expect to assist our customers in achieving successful implementations of our platform, we or our customers may be unable to implement the SaaS successfully, or unable to do so in a timely manner. In either case, customer perceptions of the SaaS may be harmed, our reputation and brand may suffer, and customers may choose to cease usage of the SaaS, not renew subscriptions on expiration or not expand their use of our other products. Our customers may need training in the proper use of the SaaS to maximize its features and functionalities. If we fail to adequately train customers on how to efficiently and effectively use the SaaS, customer satisfaction may decline, which could result in negative publicity or legal claims against us. In either case, we may be unable to generate sales to new customers as a result, and/or renewals of our subscriptions or expansions of the use of our related product offerings could decline. Any of the foregoing would harm our business and results of operations.

If we are unable to establish, maintain or enhance our brand, our business and results of operations would be adversely affected.

The building of our reputation and brand as Traq365 is critical to our ability to attract new customers and partners. The successful promotion of our brand attributes will depend on a number of factors, including our marketing efforts, our ability to continue to develop high-quality features and solutions for the SaaS and our ability to successfully differentiate the SaaS and our other future products from competitive products and services. Our brand promotion activities may not be successful. In addition, independent industry analysts may provide reviews of the SaaS, as well as products and services of our competitors, and perception of our platform in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors' products and services, our brand may be adversely affected. The promotion of our brand requires us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive, and as we expand into new markets. To the extent that these activities yield increased revenue, this revenue may not offset the increased expenses we incur. If we do not successfully establish, maintain or enhance our brand, our business may not grow, we may have reduced pricing power relative to competitors, and we could fail to attract potential customers, all of which would adversely affect our business, results of operations and financial condition.

If we are unable to attract customers in a manner that is cost-effective and assures customer success, we will be unable to develop our business, which would adversely affect our results of operations, and financial condition.

In order to develop our business, we must attract customers in a cost-effective manner and enable such customers to realize the benefits associated with the SaaS. We may be unable to attract customers to our platform for a variety of reasons, including as a result of their use of traditional approaches to technology integration, budget or structural constraints that hinder their ability to purchase a subscription to our SaaS, or the pricing of our platform compared to products and services offered by our competitors.

Even if we do attract customers, the cost of new customer acquisition or ongoing customer support may prove so high as to prevent us from achieving or sustaining profitability. Once we complete the development stage of our strategy, we intend to increase our marketing activities to help educate the market about the our platform, grow our operations, and build brand awareness. If the costs of these sales and marketing efforts increase dramatically, or if our sales and marketing efforts do not result in commencement of and substantial increases in revenue, our business, results of operations, and financial condition would be adversely affected.

We expect to use third-party licensed software, software development kits (SDKs) and application programing interfaces (APIs) in or with our SaaS, and the inability to maintain these licenses or errors in the software, SDKs or APIs we license could result in increased costs or reduced service levels, which would adversely affect our business.

We expect the SaaS to incorporate certain third-party software, SDKs and APIs obtained under licenses from and value-added seller agreements with other companies. Successful functionality of our SaaS will be heavily dependent on such third-party software, SDKs and APIs. Rights to such software, SDKs or APIs or may be unavailable or available only at unfavorable terms. Even if we do obtain such rights, they could expire or terminate in the future for a number of reasons, some of which are outside of our control. Additionally, the third party providers of this software, or of these SDKs or APIs may discontinue their products, go out of business or otherwise cease to make support available for such third-party software, SDKs or APIs. Although we believe that there are commercially reasonable alternatives to the third-party software, SDKs or APIs we expect to license, this may not always be the case, or it may be difficult or costly to replace. Our use of additional or alternative third-party software, SDKs or APIs would require us to enter into license or other agreements with third parties, and we may be unable to negotiate terms as favorable as those with the old software, SDK or API providers. In addition, integration of new software, SDKs or APIs inito the SaaS may require significant work and substantial investment of our time and resources. In the event that we are unable to obtain or thereafter maintain our rights to third-party software, SDKs or APIs or cannot obtain rights to new software, SDKs or APIs as needed to maintain or enhance the SaaS, our business and results of operations would be materially and adversely affected.

Also, any undetected errors or defects in third-party software, SDKs or APIs could prevent the deployment or impair the functionality of the SaaS, delay new feature introductions, result in a failure of the SaaS or injure our reputation. Any of the foregoing could result in increased costs or reduced service levels, which would adversely affect our business.

We may be unable to compete successfully against current and future competitors.

There are other companies currently addressing various aspects of our business model. Our competitive landscape is intense and will be characterized by rapid changes in technology, customer requirements and industry standards and by frequent new product introductions and improvements. Many of our principal competitors have substantially longer operating histories, greater financial, technical, marketing or other resources, stronger brand and customer recognition, larger intellectual property portfolios and broader global distribution and presence. Our competitors may offer products or functionality similar to ours at a more attractive price than we can by integrating or bundling such products with their other product offerings. Acquisitions and consolidation in our industry may provide our competitors even more resources or may increase the likelihood of our competitors offering bundled or integrated products with which we cannot effectively compete. In addition, we face potential competition from participants in adjacent markets that may enter our markets by leveraging related technologies and partnering with or acquiring other companies, or providing alternative approaches to provide similar results. New innovative start-ups and existing large companies that are making significant investments in research and development could also launch new products and services that we do not offer and that could gain market acceptance quickly. If we are unable to anticipate or react to these competitive challenges, our competitive position would weaken,

which would adversely affect our business and results of operations.

We expect to initially derive substantially all of our revenue and cash flows from the SaaS, and any failure of this platform to satisfy customer demands or to achieve market acceptance would adversely affect our business, results of operations, financial condition, and growth prospects.

We expect to derive substantially all of our revenue and cash flows from subscriptions for, and services related to, the SaaS. Demand for the SaaS is affected by a number of factors beyond our control, including market acceptance of the SaaS by potential customers, the timing of development and release of new products by our competitors and additional capabilities and functionality by us, technological change, and growth or contraction of the market in which we compete. Additionally, the SaaS and any future enhancements to the SaaS may not effectively address future advances in technology or requirements of existing customers or potential new customers. If we are unable to meet customer demands or to achieve market acceptance of the SaaS, our business, results of operations, financial condition and growth prospects will be materially and adversely affected.

Since we are still in the development stage of the SaaS, we have no experience selling the SaaS, which makes it difficult to forecast our future results of operations and subjects us to a number of uncertainties, including the pace and degree of customer adoption of our platform. We have encountered and will continue to encounter risks and uncertainties frequently experienced by emerging companies operating in new or developing markets. If our assumptions regarding these uncertainties, which we use to plan our business, are incorrect or change in reaction to changes in our markets, or if we do not address these risks successfully, our results of operations and financial condition could differ materially from our expectations and our business could suffer.

We may not diversify our product offerings, introduce new features, solutions or services successfully or make enhancements to our SaaS or other products or services, in which case, our business and results of operations would be materially and adversely affected.

We intend to market the SaaS to individual sales personnel, as well as to businesses with sales management teams. Although we believe that the technology underlying our SaaS and our other intended products and services can and will have the ability to be utilized in other sectors or vertical markets, we may not diversify the SaaS for these markets for one reason or another. In such case, we will be subject to the risks inherent in investments in a single market segment and industry. Unfavorable performance by our narrowly targeted SaaS could have a substantial adverse impact on the returns realized by our investors, including you. Also, the effects on cash available for distribution by us to our shareholders resulting from a downturn in the consumer market generally will be more pronounced than if we had diversified our business strategy.

To grow our business and remain competitive, we may enhance the SaaS and develop new features and solutions to address a larger market or to reflect the constantly evolving nature of technology and our customers' needs. The success of these and any other enhancements or developments depend on several factors, including timely introduction and completion, sufficient demand and cost effectiveness. In addition, we will need to continuously modify and enhance the SaaS to keep pace with changes in its underlying systems and technologies. We may not be successful in developing these modifications and enhancements. Furthermore, the addition of features and solutions to our platform will increase our research and development expenses. Any new features or solutions that we develop may not be introduced in a timely or cost-effective manner or may not achieve the market acceptance necessary to generate sufficient revenue to justify the related expenses. It is difficult to predict customer adoption of new features or solutions. Such uncertainty limits our ability to forecast our future results of operations and subjects us to a number of challenges, including our ability to plan for and model future growth. If we cannot address such uncertainties successfully or are unable to successfully develop new features or solutions, enhance our platform or otherwise overcome technological challenges and competing technologies, our business and results of operations could be materially and adversely affected.

In addition to individual sales personnel, we intend to target business organizations with sales management teams for sales of the SaaS, and if we do not manage these efforts effectively, our business and results of operations would be materially and adversely affected.

The SaaS is a platform that aims to assist sales personnel with management of the sales process. Accordingly, we intend to market the SaaS to individual sales personnel, as well as to businesses with sales management teams. With respect to the latter, marketing to business organizations (as opposed to consumers) imposes certain risks. For example, the costs and sales cycles with respect to business customers (and especially larger organizations) tend to be higher than

for costs and sales cycles for consumers. The decision by a business to invest in our platform may require a greater number of product evaluations and multiple approvals within a potential customer's organization, which may require us to invest more time educating these potential business customers. In addition, larger organizations may demand more features and professional services, which could strain our resources and result in increased costs. Moreover, larger business customers may demand discounts in pricing, which could lower the amount of revenue we generate from any particular subscription. If an expected transaction is delayed until a subsequent period, or if we are unable to close one or more expected transactions with business customers, our results of operations for that period, and for any future periods in which revenue from such transaction would otherwise have been recognized, would be adversely affected.

Any failure to offer high-quality customer support may adversely affect our relationships with our customers and our financial results.

We expect to bundle customer support with subscriptions for our SaaS. In deploying and using our platform, our customers may require the assistance of our support teams to resolve technical and operational issues. We may be unable to modify the nature, scope and delivery of our customer support to compete with changes in product support services provided by our competitors. Increased customer demand for support, without corresponding revenue, could increase costs and adversely affect our results of operations. We may also be unable to respond quickly enough to accommodate short-term increases in customer demand for support. Our sales will be highly dependent on our reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality product support, could adversely affect our reputation, and our ability to sell subscriptions to our platform to existing customers and new customers.

Future changes in market conditions or customer demand could require changes to our prices or pricing model, which could adversely affect our business, results of operations, and financial condition.

We have limited experience with respect to determining the optimal prices and pricing model for our platform and services. As the market for our platform matures, or as new competitors introduce new products or services that compete with ours, we may be unable to attract new customers at the same price or based on the same pricing models as used historically. For example, customers may request pricing that dynamically scales up or down based on actual usage. If this customer demand becomes more prevalent, we may be forced to adjust our pricing model. Any future changes in our pricing model could result in decreased revenue or interfere with the predictability of our business. Moreover, large organizations, which are a primary focus of our sales efforts, may demand substantial price concessions. As a result, in the future we may be required to reduce our prices, which could adversely affect our business, results of operations and financial condition.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, and changing customer needs, requirements or preferences, the SaaS and our products may become less competitive.

The market in which we compete is relatively new and subject to rapid technological change and evolving industry standards, as well as changing customer needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we are unable to enhance our platform or develop new solutions that keep pace with rapid technological and industry change, our business, results of operations, and financial condition could be adversely affected. If new technologies emerge that deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.

We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property rights could reduce the value of the SaaS and our brand.

Our success and ability to compete depend in part upon our intellectual property rights. We expect to rely primarily on copyright, trademark laws, trade secret protection and confidentiality or other contractual arrangements with our employees, customers, partners and others to protect our intellectual property rights. We do not currently have any patents or patent applications, and we may (but need not) use a portion of the proceeds of this Offering to file a number of patent applications relating to the SaaS, its underlying technology, and/or our other technologies. The steps we take to protect our intellectual property rights may not be adequate. In order to protect our intellectual property rights, we may be required to spend significant resources to set-up, monitor and enforce such rights. Litigation brought to enforce our intellectual property rights would be costly, time-consuming and distracting to management and could be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights, which may result in the impairment or loss of portions of our intellectual property. Even if we secure our intellectual property

portions of our intellectual property. Even if we secure our intellectual property rights, such rights may not provide us with competitive advantages or distinguish our products and services from those of our competitors or our competitors may nonetheless independently develop similar technology.

We may be subject to intellectual property rights claims by third parties, which would be costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Companies in the software and technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. We may in the future be subject to notices that claim we have misappropriated, misused or infringed the intellectual property rights of our competitors or other third parties, including patent holding companies whose sole business is to assert such claims. To the extent we establish or thereafter increase our visibility in the market, we face a higher risk of being the subject of intellectual property infringement claims. Additionally, we do not have a patent portfolio, which could prevent us from deterring patent infringement claims through our own patent portfolio, and our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have.

Any intellectual property claims, with or without merit, would be time-consuming and expensive and would divert our management's attention and other resources. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights. These claims could also result in our having to stop using technology found to be in violation of a third party's rights. We might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license is available, we could be required to pay significant royalties, which would increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for any aspect of our business that may ultimately be determined to infringe on the intellectual property rights of another party, we could be forced to limit or stop sales of subscriptions to our platform and may be unable to compete effectively. Any of these results would adversely affect our business, results of operations and financial condition.

We expect that some of our technology will incorporate "open-source" software, and to license some of our software through open source projects, which could negatively affect our ability to sell our platform and subject us to possible litigation.

We expect that some aspects of our platform will be built using open source software, and we intend to continue to use open source software in the future. From time to time, we may contribute software source code to open source projects under open source licenses or release internal software projects under open source licenses, and anticipate doing so in the future. The terms of certain open source licenses to which we will be subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to monetize our platform. Additionally, we may from time to time face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. Additionally, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely, and we may be unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage, and if not addressed, could have a negative effect on our business, results of operations and financial condition.

We will require additional financing to achieve positive cash flow, and may be unable to obtain such financing, which would materially and adversely affect our operating results, and the prospect of you receiving a return on your indirect investment in us.

We will require additional financing in order to achieve profitability. Financing may not be available on terms acceptable to us, if at all, and any additional equity

financing may result in direct or indirect dilution to you. Should we be unable to raise the required funds, our ability to pursue our strategy or maintain it once pursued may be jeopardized, and you would be subject to a heightened risk of losing your entire investment.

We may be unable to generate sufficient cash to service our obligations under existing indebtedness or indebtedness that we may incur in the future, and may be unable to refinance such indebtedness on favorable terms. In such case, we may need to take other actions to satisfy our obligations under our indebtedness, which may not be successful. We may also find it necessary or prudent to refinance our outstanding indebtedness with longer-maturity debt at a higher interest rate, which may or may not be possible under the terms of the relevant indebtedness. In addition, our ability to incur secured indebtedness (which would generally enable us to achieve better pricing than the incurrence of unsecured indebtedness) depends in part on the value of our assets, which depends, in turn, on the strength of our cash flows and results of operations, and on economic and market conditions and other factors.

If our cash flows and capital resources are insufficient to fund our debt service obligations or we are unable to refinance our indebtedness, then we may need to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. If our operating results and available cash are insufficient to meet our debt service obligations, we could face substantial liquidity problems and might need to dispose of material assets or operations to meet our debt service and other obligations. Further, we may be unable to consummate those dispositions, or the proceeds from the dispositions may not be adequate to meet any debt service obligations then due.

If our security measures are breached or unauthorized access to customer data or our data is otherwise obtained, our SaaS may be perceived as not being secure, customers may reduce or stop using our platform and we may incur significant liabilities.

Use of our SaaS may involve the storage and transmission of our customers' sensitive and proprietary information. As a result, unauthorized access or use of this data could result in the loss, compromise, corruption, or destruction of our or our customers' sensitive and proprietary information and lead to litigation, regulatory investigations and claims, indemnity obligations, and other liabilities. While we expect to have security measures in place designed to protect the integrity of customer information and prevent data loss, misappropriation, and other security breaches and incidents, our SaaS will be subject to ongoing threats. For example, the SaaS could be subject to phishing attacks, cyber-attacks, malicious software programs, and other attacks in the future. These attacks may come from individual hackers, criminal groups, and state-sponsored organizations. In addition to these threats, the security, integrity, and availability of our and our customers' data could be compromised by employee negligence, error or malfeasance, and product defects. If any of these threats circumvented our or our service providers' security measures, they could result in unauthorized access to, misuse, disclosure, loss or destruction of our customers' or our data, including sensitive and personal information, which could lead to litigation, damage to our reputation, and could cause us to incur significant liabilities, including fines, penalties and other damages. Even the perception of inadequate security may damage our reputation and negatively impact our ability to win new customers and retain existing customers. Further, we could be required to expend significant capital and other resources to address any data security incident or breach.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our financial results.

We do not anticipate collecting sales and use, value added and similar taxes in any jurisdictions in which we have sales, based on our belief that such taxes are not applicable. Sales and use, value added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions may assert that such taxes are applicable, which could result in tax assessments, penalties and interest (to the extent we failed to collect such taxes), and we may be required to collect such taxes in the future. Such tax assessments, penalties and interest or future requirements would materially and adversely affect our cash flows. Additionally, the application of federal, state, local and international tax laws to solutions provided digitally are continuously evolving. Income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted or amended at any time, possibly with retroactive effect, which would require us to pay assessments, penalties and possibly interest, and/or collect such taxes in the future, causing us to incur administrative and other costs associated with such collection. Any of the foregoing could have a material and adverse effect on our cash flows and results of operations.

Our future success depends on the Principals. The Principals may not successfully manage our operations, or a Principal may leave us, each which would materially and adversely affect our results of operations and a return on your investment in us.

The Principals are our sole owners and executive officers, and Adam Rubenstein is our sole director. You will be relying on the Principals to coordinate the development of our SaaS and our business. Any prior experience that the Principals may have was obtained under different market conditions. Furthermore, the performance of other companies sponsored by or with which the Principals was associated is not necessarily indicative of our future results. It is also important to note that we currently do not expect to have a dedicated financial executive for the immediate future, and that no Principal has extensive experience or background in accounting or finance. The Principals may not successfully manage the development of our SaaS, and thereafter our operations, either of which would materially and adversely affect our results and a return on your investment in us.

We are dependent upon the Principals for strategic business direction and and loss of the services of any Principal could adversely affect our future management, which may have a material adverse effect on our business and operations, reduce the value of our assets, and negatively impact our financial condition. We have not and do not expect to apply for key person insurance on the life of any Principal.

Additionally, in their capacities as our shareholders, each Principal may transfer all or a portion of his shares in us at any time to any third party. Any such transfer could result in the loss of all or a portion of management power by the Principal, and the vesting of third parties with these rights, which may or may not have experience relevant to our strategy.

The Principals may not use the proceeds of this Offering efficiently or effectively, which could materially and adversely affect our business.

We intend to use the net proceeds from this Offering for the purposes described in the Subscription Agreement and these Risk Factors. This use of proceeds represents our estimate based upon our present business plan, certain assumptions regarding general economic and industry conditions, and our anticipated future expenditures. The Principals, however, reserve the right to change the use of proceeds as events may cause us to redirect our priorities and reallocate the net proceeds accordingly. As a result, investors will be relying on the Principals' judgment regarding the ultimate use of the net proceeds from this Offering. The Principals may not use the proceeds of this Offering efficiently or effectively, which could materially and adversely affect our business.

The Securities are a speculative investment, subject to risk of 100% loss.

An investment in the Securities is highly speculative, subject to the risks, among others, described in these Risk Factors. You must have sufficient financial resources to be able to suffer a substantial or complete loss of the value of your investment in us without adversely affecting your overall financial condition or your ability to provide for your family and discharge your other financial and business obligations.

Your SAFE may never convert to equity and neither a Liquidity Event nor a Dissolution Event may occur, in which case we will have no obligation to repay any amounts invested by you in the SAFE, your SAFE will not be treated as an outstanding debt obligation, and you will lose all of the amounts invested by you.

Under the terms of the SAFE, the SAFE will convert into shares of Safe Preferred Stock only on the occurrence of an Equity Financing, which is limited to a capital raise pursuant to which we issue and sell Preferred Stock at a fixed valuation. While we expect to conduct one or more capital raises in the future, we may never do so, or if we do so, none of them may be in exchange for our issuance or sale of Preferred Stock at a fixed valuation. Under the terms of the SAFE, other than in connection with an Equity Financing (in which case, you will receive shares of Safe Preferred Stock), you will receive the amounts you invested in us (or more) only on the occurrence of a Liquidity Event or a Dissolution Event. Either or both of these events may never occur, or if they occur, the Proceeds from the Liquidity Event or the Dissolution Event, as applicable, may be insufficient to return the full amount of your initial investment in us. In this case, our obligation to you would be deemed unsecured debt, subordinate to our secured lenders, if any, and on par with all other of our unsecured debt holders, if any. We are not restricted from incurring debt or other liabilities, and we expect that we will from time to time incur debt and other liabilities.

As a holders of the SAFE, you will have no rights or powers to take part in management of our business unless and until the SAFE converts into shares of our stock, which means you should not purchase a SAFE unless you are willing to entrust all of the aspects of the management of our business to the Principals.

As a holder of a SAFE, unless and until the SAFE converts into shares of our stock, you will have no rights or powers to take part in the management of our business. Importantly, the Principals are our sole shareholders and executive officers, and Adam Rubenstein is our sole director, which means that the Principals will be solely responsible for the management, control and strategy of our business. Furthermore, as a holder of the SAFE, you will not receive information concerning our operations that is or will be available to the Principals. Accordingly, you should not purchase a SAFE unless such you are willing to entrust all of the major aspects of the management of our business to the Principals.

As a holder of a SAFE, unless and until the SAFE converts into Safe Preferred Stock, you will not be entitled to any rights with respect to our Capital Stock, but you are subject to all changes made with respect to our Capital Stock.

Unless and until the SAFE converts into Safe Preferred Stock, you will not be entitled to any rights with respect to our Capital Stock, including without limitation, voting rights and rights to receive any dividends or other distributions on our common stock, but you are subject to all changes made with respect to such Capital Stock.

We may issue additional SAFEs, convertible notes, or Capital Stock in the future, resulting in the dilution of the holders of the SAFEs issued pursuant to this Offering.

We may issue additional SAFEs, convertible notes or Capital Stock (not triggering conversion of the SAFEs issued pursuant to this Offering) in the future if we require additional capital or for other reasons. The issuance of such additional SAFEs, convertible notes or Capital Stock may dilute the pro forma ownership interest of the then-current holders of SAFEs. We are not restricted from issuing any such additional SAFEs, convertible notes or Capital Stock, and we expect that we will from time to time do so in the future.

The SAFEs contain no financial covenants; therefore, the holders of the SAFEs will not have protection against adverse changes in our business.

The SAFEs do not contain any financial covenants, restrict our ability to repurchase securities, pay dividends, or make restricted payments or contain covenants or other provisions to afford holders protection in the event of a transaction that substantially increases the level of our indebtedness. We could engage in many types of transactions, such as acquisitions, re-financings, or recapitalizations that could substantially affect our capital structure and the value of the SAFEs and our Capital Stock.

The Securities lack

liquidity and a public market, which means you will bear the economic risks of your investment in us, in all likelihood, for the term of our business.

You should consider your
purchase of the Securities a long-term investment. Essentially, an investment in the Securities will be illiquid and involves a high degree of risk. At this time, there is no public market for the Securities, and a public market for the Securities may never develop. Consequently, you will likely bear the economic risks of your investment for the term of our business. If you subscribe for any Securities, you will be required to represent and agree that you are, among other things, purchasing the Securities for your own account for investment only and not with a view to the resale or distribution of the Securities.

You are limited in our ability to exit your investment in us, and even if you are

able to exit this investment, liabilities may arise on disposition. These circumstances could delay or materially and adversely affect the value of and your return on our investment in us.

The SAFE prohibits the holder of the SAFE from transferring or assigning the SAFE
without our prior written consent. The existence of this restriction will impede your ability to transfer or otherwise deal with the SAFE (and thus, to liquidate the value of the SAFE) and generally deters the interest of third party potential purchasers. If we refuse to permit a transfer, or if a transfer permitted by us is not available or feasible at any particular time, then unless there is an Equity Financing, a Liquidity Event or a Dissolution Event, you will be unable to realize any return on your investment in us.

Even if you are able to transfer the SAFE, contingent liabilities may arise. For example, in
connection with any such disposition, you may be required to make certain representations,
and to indemnify the purchasers to the extent that any such representations are inaccurate. Furthermore, and if we are party to the disposition transaction, these arrangements may result in the incurrence by us of contingent liabilities for which we may need to establish reserves and escrows, and distributions to or by us may be delayed or withheld until such reserve is no longer needed or the escrow period expires.

No independent third party set the purchase price for the Securities.

We arbitrarily determined the purchase price for the Securities, based on our anticipated capital needs, and the amount of Securities we determined to issue. The offering price does not necessarily bear any relationship to our intrinsic value. No independent third party made an appraisal of our value or otherwise participated in setting the purchase price for the Securities.

We are offering the Securities without the benefit of an underwriter to evaluate the risks of an investment in the Securities.

We are offering the Securities without the benefit of an underwriter to evaluate the merits and risks of an investment in the Securities. As a result, you will not have the benefit of an independent due diligence review and investigation of the type normally performed by an unaffiliated, independent underwriter in connection with a Securities offering.

The Offering is not registered with the SEC or state securities authorities, and therefore, may not comply with the guidelines and regulations established for securities registered with these agencies.

We will not register the Securities under the federal Securities Act of 1933 or with the securities agency of any state. We are offering the Securities in reliance upon an exemption from the registration provisions of the Securities Act and state securities laws applicable only to offers and sales to investors meeting the suitability requirements set forth in the Purchaser Questionnaire. Since this is a nonpublic offering, you will not have the benefit of review by the SEC or any state securities regulatory authority. The terms and conditions of the Offering may not comply with the guidelines and regulations established for securities required to be registered and qualified with those agencies.

The Offering may not comply with the requirements of Securities Act's private offering exemption, which could provide investors with rights to rescind the purchase of the Securities.

The Securities are being offered, and will be sold, to persons or entities in reliance upon a private offering exemption from registration or qualification provided in the Securities Act and securities "Blue Sky" laws and regulations in the states in which the securities are being offered. If we fail to comply with the requirements of such exemptions, then investors may have the right to rescind their purchase of the Securities. If this occurs and a number of investors are successful in seeking rescission, then we would face severe financial demands that would adversely affect the investors as a whole and, thus, the investment in the Securities by the remaining investors.

We are not providing any guidance regarding the U.S. federal, state, local, or other tax consequences to you of the acquiring, owning, converting, or disposing of the Securities.

The tax aspects of an investment in us are complicated, and each investor should have its own personal tax situation reviewed by its professional adviser familiar with the investor's personal tax situation and with the tax laws and regulations applicable to the investor and an investment in a limited liability company. Each investor's tax situation will be unique, and we are not intended and should not be expected to provide any tax shelter. You should consult your own tax advisor for all tax aspects of investing in us, considering your own tax situation.

The Principals may face conflicts of interest that could adversely affect their ability to make decisions in the best interests of the SAFE holders.

The Principals will devote so much of their time to the conduct of our affairs as they deem appropriate to manage effectively our affairs. However, in addition to our affairs, the Principals may also devote their time to existing investments or other activities or investments. Because the Principals may devote a portion of their business time and attention to projects other than ours, conflicts of interest may arise in allocating management time, services or functions between us and such other projects. If the Principals prioritize their management time, service or functions to other projects over us, our profitability could be materially and adversely affected.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

These Risk Factors contain forward-looking statements, including future expectations and other forward-looking information. In some cases, you can identify forward-looking statements by terminology such as "may," "expects," "assumes," "intends," "plans," "anticipates," "believes," "potential," "continue" or the negative of these terms or other comparable terminology.

These statements relate to future events, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results,

levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, without limitation, those listed in these Risk Factors. Additionally, we derived these statements based on various factors using numerous assumptions. In light of the risks, assumptions, and uncertainties involved, we cannot guaranty that these statements, including any projections or other forward-looking information contained in these Risk Factors will, in fact, prove to be accurate.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, future results, levels of activity, performance or achievements may differ from the statements made. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We do not intend to update any of the forward-looking statements after the date of the Subscription Agreement or to conform these statements to actual results.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$100,000**

Use of Proceeds: 50% toward hiring Sales & Marketing talent, 42.5% toward Advertising & Marketing, 7.5% to WeFunder.

If we raise: **$300,000**

Use of Proceeds: 40% toward hiring Sales & Marketing talent, 30% toward hiring AI developers, 22.5% toward Advertising & Marketing, 7.5% to WeFunder.

If we raise: **$1,070,000**

Use of Proceeds: 30% toward hiring Sales & Marketing talent, 22.5% toward hiring AI developers, 20% toward Platform developers, 20% toward Advertising & Marketing, 7.5% to WeFunder.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a

special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

To view a copy of the SAFE you will purchase, please see
Appendix B, Investor Contracts.
The main terms of the SAFEs are provided below.

The SAFEs. We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"),
which provides Investors the right to **preferred stock** in the Company ("**Preferred Stock**"),
when and if the Company sponsors an equity offering that involves **Preferred Stock**, on the standard terms offered to other Investors.

Conversion to Preferred Equity. Based on our SAFEs, when we engage in an offering of equity interests involving **preferred stock**,
Investors will receive a number of shares of preferred stock calculated using the method that results in the greater number of **preferred stock**:

1. the total value of the Investor's investment, divided by
    1. the price of **preferred stock** issued to new Investors multiplied by
    2. the **discount rate** (80%), or
2. if the valuation for the company is more than **$8,500,000** (the "Valuation Cap"), the amount invested by the Investor divided by the quotient of
    1. the Valuation Cap divided by
    2. the total amount of the Company's capitalization at that time.
3. for investors up to the first **$300,000** of the securities, investors will receive a valuation cap of **$7,500,000** and a discount rate of 80%.

Additional Terms of the Valuation Cap. For purposes of option (ii) above, the Company's capitalization calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;

- Includes all Converting Securities;

- Includes all (i) issued and outstanding Options and (ii) Promised Options; and

- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

Liquidity Events. If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving **preferred stock**, Investors will receive

- proceeds equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount")

Liquidity Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard nonparticipating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

1. Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);
2. On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and
3. Senior to payments for Common Stock.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company.As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those votings rights may be exercised by the investor or his or her proxy. The applicable proxy is theLead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transfereesor assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in

Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor.Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either:

i. the Investor or
ii. the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):
    A. the Purchase Amount may not be amended, waived or modified in this manner,
    B. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and
    C. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	30,000,000	5,000,000	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	500,000

Describe any other rights:

The founders received Common Stock. No preferred stock has been authorized yet. Investors in the SAFE, if converted, will receive preferred stock, which has liquidation preferences over common stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of **shares of Preferred Stock**. As discussed in Question 13, when we engage in an offering of equity interests involving **Preferred Stock**, Investors may receive a number of shares of **Preferred Stock** calculated as either (i) the total value of the Investor's investment, divided by the price of the **Preferred Stock** being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the **Preferred Stock** that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our **board of directors**. Among the factors we may consider in determining the price of **Preferred Stock** are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our **stock (including both common stock and Preferred Stock)** that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Chase PPP Loan
Issue date	04/30/20
Amount	$27,582.00
Outstanding principal plus interest	$27,582.00 as of 08/29/21
Interest rate	0.98% per annum
Current with payments	Yes

This loan has been forgiven.

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
8/2019	Regulation D, Rule 506(b)	SAFE	$462,000	General operations
7/2021	Regulation D, Rule 506(b)	SAFE	$912,500	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We record sales conversations and then use AI and Machine Learning to identify insights and actionable intelligence.
We think of ourselves as the tip of the sales spear. Every salesperson should be recording their calls and the call, transcription, and the AI analysis will be embedded in their CRM. We anticipate acquiring 100,000 users and MRR of $6,000,000 within the next 24 months. This is a projection and can't be gauaranteed.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Traq365 Corporation was incorporated in the State of Florida in November 2018.

Since then, we have:

- The only software that converts sales conversations into unbiased data with proprietary tech.

- CEO is a successful serial founder with three prior exits.

- Billion-dollar market opportunity in CRM and conversational AI sectors.

- Leadership team has 50+ years of expertise in business logistics, sales sector, & IT infrastructure.

- $1,275,000 raised in friends and family round.

- Powerful AI gives sales leadership visibility into every sales opportunity; until now, sales leaders were flying blind.

- Empowers sales professionals to forecast quarterly revenue with precision.

Historical Results of Operations

Our company was organized in November 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $0 compared to the year ended December 31, 2019, when the Company had revenues of $0.

- *Assets.* As of December 31, 2020, the Company had total assets of $153,245, including $19,996 in cash. As of December 31, 2019, the Company had $202,107 in total assets, including $202,107 in cash.

- *Net Income.* The Company has had net income of $0 and net income of $0 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $74,085 for the fiscal year ended December 31, 2020 and $33,733 for the fiscal year ended December 31, 2019.

Liquidity & Capital Resources

To-date, the company has been financed with $1,274,500 in SAFEs, and $132,546 in cash from the founder.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Traq365 Corporation cash in hand is $59,000, as of July 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $40,000/month, for an average burn rate of $40,000 per month. Our intent is to be profitable in 24 months.

We raised $800k on a SAFE in 2021. Otherwise, there have been material changes in operations since the date of our financial statements.

At 6 months, we expect revenue to approach $10,000 per month. Expenses will run about $115,000 per month. These projections cannot be guaranteed.

If necessary, we can be additionally financed with Personal Resources from CEO and founder Adam Rubenstein to cover short-term burn.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Adam Rubenstein, certify that:

(1) the financial statements of Traq365 Corporation included in this Form are true and complete in all material respects ; and

(2) the tax return information of Traq365 Corporation included in this Form reflects accurately the information reported on the tax return for Traq365 Corporation filed for the most recently completed fiscal year.

Adam Rubenstein
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities?☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated

through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.traq365.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird
Early Bird SAFE (Simple Agreement for Future Equity)
SPV Subscription Agreement
SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Adam Rubenstein

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird SAFE (Simple Agreement for Future Equity)

SPV Subscription Agreement

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Adam Rubenstein

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Traq365 Corporation

By

Adam Rubenstein

CEO / Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Adam Rubenstein

CEO / Co-Founder

9/3/2021

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.